QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Form of Proxy

0146WB Security Class Holder Account Number 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual General Meeting of Suncor Energy Inc. to be held on April 30, 2015 This Form of Proxy is solicited by and on behalf of Management. . • You can enroll to receive future securityholder communications electronically by visiting www. computershare.com/eDelivery and clicking on “eDelivery Signup”. To Receive Documents Electronically . VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . • Smartphone? Scan the QR code to vote now. 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specifi ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identifi ed in the Notice of Annual General Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the Notice of Availability of Proxy Materials, the Notice of Annual General Meeting and the Management Proxy Circular of Suncor Energy Inc. dated February 26, 2015. Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Tuesday, April 28, 2015. Notes to proxy

SUNQ Fold Fold . AR2 If you are not mailing back your proxy, you may register online to receive the above fi nancial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive interim fi nancial statements and accompanying Management’s Discussion and Analysis by mail. Annual Report – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 0146XD Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD / MM / YY . Signature(s) Date Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. I/We, being holder(s) of Suncor Energy Inc. hereby appoint: James W. Simpson, or failing him, Steven W. Williams OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fi t) and all other matters that may properly come before the Annual General Meeting of shareholders of Suncor Energy Inc. to be held at Hotel Arts, 119 - 12th Avenue S.W., Calgary, Alberta on April 30, 2015 at 10:30 AM (Mountain Daylight Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 0 5 2 3 3 3 1. Election of Directors - The election of the following nominees as directors of Suncor Energy Inc. until the close of the next annual general meeting. Withhold For 01. Mel E. Benson 04. W. Douglas Ford 07. Maureen McCaw 10. Eira M. Thomas Withhold For 02. Jacynthe Côté 05. John D. Gass 08. Michael W. O’Brien 11. Steven W. Williams Withhold For 03. Dominic D’Alessandro 06. John R. Huff 09. James W. Simpson 12. Michael M. Wilson 2. Appointment of Auditors – Re-appointment of PricewaterhouseCoopers LLP as auditor of Suncor Energy Inc. for the ensuing year. For Withhold 5. Advisory Resolution on Executive Compensation – To accept the approach to executive compensation disclosed in the Management Proxy Circular of Suncor Energy Inc. dated February 26, 2015. For Against 3. Confi rmation of Amendments to By-Law No. 1 – To confi rm amendments to By-Law No. 1 of Suncor Energy Inc., as described in the Management Proxy Circular of Suncor Energy Inc. dated February 26, 2015. 4. Confi rmation of Amended and Restated By-Law No. 2 – To confi rm Amended and Restated By-Law No. 2 of Suncor Energy Inc., as described in the Management Proxy Circular of Suncor Energy Inc. dated February 26, 2015. For For Against Against

QuickLinks

  EXHIBIT 99.2
Form of Proxy